Companhia Brasileira de Distribuição (CBD)
February 2006 Sales Performance

São Paulo, Brazil, March 15, 2006 — Companhia Brasileira de Distribuição – CBD [BOVESPA: PCAR4 (PN); NYSE: CBD], announces its sales performance for February 2006 (preliminary and non-audited). Information is presented on consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

CBD reported in February 2006 gross sales of R$1,258.9 million and net sales of R$1,057.0 million, growth rates of 2.9% and 3.8%, respectively, when compared to 2005.

On the same store basis, Company’s consolidated sales decreased by 1.6%. Similarly to the previous months, non-food products sales grew heftily — 12.9% — and food products sales fell by 5.7%.

Once again, the best performer was the Sendas business unit, with same store sales growth above the Company’s average in February.

          Note: Same store sales figures include only stores with operating period longer than 12 months.

  COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

  Fernando Tracanella
  Investor Relations Officer

  Daniela Sabbag
  Manager

  Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
  E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.